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                               June 24, 2020

       Brent Kelton
       Chief Executive Officer
       AMERI Holdings, Inc.
       4080 McGinnis Ferry Road, Suite 1306
       Alpharetta,GA 30005

                                                        Re: AMERI Holdings,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 28, 2020
                                                            File No. 333-238742

       Dear Mr. Kelton:

              We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 28, 2020

       General, page i

   1. Please provide us your analysis on why you are not required to register the amalgamated transactions as a
primary offering to the public. It appears that the purpose of these transactions is to
create a market in the securities of Jay Pharma and Tikkun through
                                                        Ameri. For more
information, please refer to Interpretation 612.15 in the Securities Act
                                                        Rules section of our
Compliance and Disclosure Interpretations and Staff Legal Bulletin
                                                        No. 4 available on the
Commission's website.
   2. In reviewing your disclosures, it appears that you, Jay Pharma, and Tikkun are engaged in offerings in addition
to the amalgamation that is the subject of this registration statement.
                                                        Please explain the
exemptions from registration relied upon.
 Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany NameAMERI Holdings, Inc.
June 24, 2020
June 24, 2020 Page 2
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3. Disclosure indicates that the value of amalgamation consideration that Jay Pharma equity holders will receive in the amalgamation will depend on the market price of the shares of
         Ameri common stock at the time the amalgamation is completed and could be greater than, less than, or the same as the market price of the shares of Ameri common stock on the date of the joint proxy statement/prospectus. Expand the disclosure in the front or forepart of the joint proxy statement/prospectus to include a range of the market price of the shares of Ameri common stock as of a recent date that you select. We note the disclosure on page 197.
4. To the extent practicable, include all non-Rule 430A information when you first amend the registration statement on Form S-4.
Outside Front Cover Page of Joint Proxy Statement/Prospectus, page 1

5. Limit to one page the letter to the stockholders of Ameri and the shareholders of Jay
         Pharma which serves as the outside front cover page of the joint proxy statement/prospectus. See Item 501(b) of Regulation S-K.
6. Please disclose the name of the "Investor," or tell us why you are not required to do so.
Questions and Answers about the Amalgamation, page 1

7. You repeat information about the special meetings of Ameri and Jay Pharma in the questions and answers or Q&A section and the summary section. The Q&A section should not repeat information that appears in the summary section and vice versa. For purposes of eliminating redundancies and grouping together like information, view the
         Q&A and the summary sections as one section. For example, discuss procedural questions such as the voting and the appraisal procedures specific to the amalgamation transaction in the Q&A, and place disclosure of the substantive aspects of the amalgamation agreement proposal and other proposals in the summary. Summary, page 18

8. A summary term sheet beginning on the first or second page of the disclosure document provided to the stockholders of Ameri and the shareholders of Jay Pharma is required by
         Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A and instruction 2 to
         Item 1001 of Regulation M-A. If you intend for the summary to serve as the summary term sheet, move it forward to begin on the first or second page of the disclosure document.
9. Please revise the summary to disclose more clearly and prominently the following:
           Subsequent to the amalgamation, the common shareholders of Ameri will no longer hold any ownership interest in the historical business and operations of Ameri;
           The business and operations of the Resulting Issuer will solely consist of the business and operations of Jay Pharma; and
           A summary of the estimated costs and expenses that are expected as a result of the
 Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany NameAMERI Holdings, Inc.
June 24, 2020
June 24, 2020 Page 3
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FirstName LastName
              amalgamation and related transactions.
10. To facilitate understanding, please include an organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions. This chart also should illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.
11. To facilitate understanding, you should consider including a timeline which graphically depicts the anticipated timeframe of each significant event in the amalgamation and divestiture transactions.
Interests of Ameri's Directors and Executive Officers in the Amalgamation (see page 143)
Interests of Jay Pharma's Directors and Executive Officers in the Amalgamation (see page 143), page 35

12. For any interests of directors and executive officers of Ameri and Jay Pharma in the amalgamation that are different from or in addition to the interests of the other stockholders of Ameri or the other shareholders of Jay Pharma, not only describe but also quantify those interests and their value for each director and officer individually, including shares to be exchanged, cash received in lieu of any fractional shares, cash payments under any employment, retention, severance, or directorship agreements, and any outstanding options and warrants. Consider presenting this information in bullet points or tabular format so that it is easier for the stockholders of Ameri and the shareholders of Jay
         Pharma to read and understand.
U.S. Federal Income Tax Considerations (see page 145), page 44

13. We note the "should" qualify language. Explain why counsel is unable to provide a "will"
         qualify conclusion rather than a "should" qualify conclusion, and disclose any resulting risks to Jay Pharma's shareholders and warrant holders. Additionally, we note that tax opinions are to be filed by amendment as Exhibits 8.1, 8.2, and 8.3. If each of the three counsels elects to file a short form tax opinion, both the opinion and the information in the joint proxy statement/prospectus must state clearly that the discussion in the joint proxy statement/prospectus constitutes counsel's opinion.
Selected Historical Financial Information of Ameri, page 46

14. Please expand the selected financial information of Ameri to present disclosures as of and for each of the two years ended December 31, 2019 as required by Item 3(d) of Form S-4.
Selected Historical Financial Information of Jay Pharma , page 51

15. Please expand the selected financial information of Jay Pharma to present disclosures as of and for each of the two years ended December 31, 2019 as required by Item 3(d) of
         Form S-4.
Comparative Historical and Unaudited Pro Forma Per Share Data , page 55
 Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany NameAMERI Holdings, Inc.
June 24, 2020
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FirstName LastName

16. Please correct Ameri's historical loss per share for the period ended March 31, 2020.
17. Please expand the per share data to present Ameri's historical loss per share, Jay Pharma's historical loss per share, and the pro forma loss per share for the year ended December 31,
         2019 as required by Item 3(f) of Form S-4. In addition, please present the pro forma equivalent per share disclosures required by Item 3(f) of Form S-4. Please be advised, given the reverse acquisition, it appears to us the pro forma equivalent disclosures should be presented for the Ameri common shareholders and should be calculated as each related pro forma amount multiplied by the exchange ratio that the Ameri common shareholders will receive in the Resulting Issuer.
Risk Factors, page 56

18. Data on pages 57, 59, and 67 relating to the number of shares to be issued to the financial advisor and the percentage of the resulting issuer's shares those shares represent; the amount of the reimbursement expense upon termination of the amalgamation agreement;
         and the number of shares to be issued upon exercise of certain options and warrants are inconsistent with disclosures elsewhere in the joint proxy statement/prospectus. Please reconcile the disclosures throughout the joint proxy statement/prospectus.
Jay Pharma may not be able to adequately protect its future product candidates..., page 86

19. Clarify whether Jay Pharma has any issued patents. We note the disclosure under
         "Patents" on page 272.
Background of the Amalgamation, page 126

20. In the last paragraph on page 127, identify the advisors and the additional advisors of
         Ameri and Jay Pharma.
Ameri's Reasons for the Amalgamation
Jay Pharma's Reasons for the Amalgamation, page 131

21. The lists of factors on pages 131-133 merely repeat the disclosures on pages 30-33 and do not inform the stockholders of Ameri or the shareholders of Jay Pharma how each factor impacted the decisions of the boards of directors of Ameri and Jay Pharma to approve the amalgamation. Revise the disclosure to discuss each of the factors in reasonable detail so that the stockholders of Ameri and the shareholders of Jay Pharma may understand why the boards of directors of Ameri and Jay Pharma determined that each factor supported or detracted from the advisability of the amalgamation. By way of example, Ameri should elaborate on the factors relating to a diversified business platform, a well-capitalized company, and strategic alternatives. By way of example, Jay Pharma should elaborate on the factor relating to strategic alternatives, including whether and how any actual or potential strategic alternatives were explored, and, if not, why not, and the factor relating to short and long term strategic objectives and associated risks.
 Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany NameAMERI Holdings, Inc.
June 24, 2020
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Jay Pharma's Reasons for the Amalgamation, page 132

22. We note the disclosure that the board of directors of Jay Pharma considered the financial projections of Ameri in its decision to approve and adopt the amalgamation agreement and other transactions contemplated by the amalgamation agreement and to recommend that its shareholders approve the amalgamation agreement proposal. Include in the joint proxy statement/prospectus the financial projections of Ameri considered by the board of directors of Jay Pharma. Additionally, include a subsection in the summary term sheet on the financial projections of Ameri provided to Jay Pharma.
The Amalgamation Agreement, page 155

23. Notwithstanding the disclaimers in the second paragraph on page 155, disclose that if specific material facts exist which contradict the representations and the warranties contained in the amalgamation agreement, you have provided corrective disclosure in the joint proxy statement/prospectus. Additionally, if subsequent information concerning the subject matter of the representations and the warranties contained in the amalgamation agreement may or may not be fully reflected in your public disclosures, disclose that your public disclosures will include any material information necessary to provide the stockholders of Ameri and the shareholders of Jay Pharma a materially complete understanding of the amalgamation agreement disclosures.
Background of the Spin-off, page 190

24. Identify the members and the independent legal advisors of the special committee, and disclose how the members of the committee were chosen.
25. Elaborate on Ameri's active negotiations with three companies; Ameri's review of opportunities with several other companies; and Ameri's reasons for terminating discussions with Party B and Party C.
Comparative Market Price and Dividend Information , page 197

26.      Please provide all the disclosures required by Item 3(g) of Form S-4.

Unaudited Pro Forma Condensed Combined Financial Statements, page 198

27.      Please address the following:
           More fully explain to us how you determined each transaction reflected in the pro forma financial statements is directly related to the amalgamation and is factually supportable;
           Clearly disclose if there are any circumstances under which the amalgamation could proceed without one or more of the related transactions also occurring and, if there are, revise the pro forma financial statements to appropriately reflect those alternatives; and
 Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany NameAMERI Holdings, Inc.
June 24, 2020
Page 6
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FirstName LastName
              Based on the current pro forma financial statements and the intended spin-off transaction, revise the disclosures in the first paragraph on page 199 and the disclosures related to Ameri's assets and liabilities in the second paragraph on page
              199 since they do not appear to be accurate. Since we assume the intended spin-off will occur before the amalgamation, it appears to us that as disclosed under
              "Accounting Treatment" on pages 44, 145, and 205 the amalgamation will be accounted for as a reverse acquisition with Ameri being treated as the acquired company for financial reporting purposes due to the ownership interests of
              Jay Pharma's shareholders in the Resulting Issuer and will be considered a capital transaction in substance.
28. In regard to the disclosures on pages 203 and 204 related to the transactions with Alpha, please more fully address here and throughout the filing the following:
           Explain why Alpha will receive Series B preferred stock rather than common stock in the Resulting Issuer;
           Explain the material terms of the series B preferred stock, including conversion terms, participation rights, and the potential impact of the Series B preferred stock on
              EPS calculations;
           Explain why Alpha will receive additional warrants with a nominal exercise price, and address how the additional warrant issuance will be accounted for;
           Explain who Alpha is, and disclose Alpha's total potential ownership interest in the
              Resulting Issuer; and
           Based on the series of transactions with Alpha, disclose the estimated fair value implied for shares of the Resulting Issuer.
29. In regard to the disclosures on page 204 related to the Intellectual Property Acquisition, please disclose here and throughout the filing the reason why Tikkun will sell 7,774,463 shares of the 10,360,007 shares of Jay Pharma common stock that it received for the intellectual property to Alpha for a nominal aggregate purchase price of $10.00. Please disclose and discuss any existing relationships between Tikkun and Alpha. In addition, please explain if and how the transaction between Tikkun and Alpha impacted the determination of the estimated fair value of the intellectual property to be acquired.
30. In regard to the disclosures on page 204 related to the Ameri Transaction, describing the intended spin off as a "sale" to a "Buyer" seems confusing and does not appear to accurately convey the substance of the transaction. It appears that essentially the entire business and operations of Ameri will be spun-off to Ameri's current Series A preferred shareholders. Please clarify the disclosures here and throughout the filing to disclose more clearly and transparently the substance of this transaction.
31. Refer to note 9 on page 207. Please disclose the nature of the intellectual property acquired from Tikkun and the proposed accounting policy for this asset, including the estimated useful life. Please revise the annual and interim pro forma statements of operations to include pro forma adjustments to record any related amortization expense.
         In addition, please disclose how the estimated fair value of the intellectual property was
 Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany NameAMERI Holdings, Inc.
June 24, 2020
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         determined.
32. Refer to notes F and FF on page 208. Please disclose how the number of pro forma shares used in each pro forma loss per share calculation was determined. Please also provide a summary of any additional shares, options, and warrants that will also be outstanding in the Resulting Issuer but that are not included in the pro forma shares because they are anti-dilutive. In addition, please explain how and why it is appropriate for the pro forma financial statements not to reflect the proposed reverse stock split, or revise the related disclosures accordingly.
Management of Resulting Issuer, page 209

33. Disclose the beginning date of Mr. David Johnson's employment at Alliqua BioMedical,
         Inc. Additionally, describe briefly the business experience of Messrs. John Van Buiten,
         George Kegler, Henoch Cohn, and R. James Woolsey during the past five years. See Item
         401(e)(1) of Regulation S-K.
Principal Shareholders of Jay Pharma and the Resulting Issuer, page 225

34. Identify the natural person having voting and dispositive power over the securities beneficially owned by Tikkun. Additionally, clarify whether Mr. Konrad Ackerman is the natural person having voting and dispositive power over the securities beneficially owned by Alpha. If Mr. Ackerman is not that natural person, identify the natural person having voting and dispositive power over the securities beneficially owned by Alpha.
Ameri Management's Discussion and Analysis of Financial Condition and Results of Operations, page 255

35.      Please address the following:
           Revise the disclosures related to Ameri's revenue recognition policies on pages 255 and 263 to comply with the provisions of ASC 606;
           Correct the disclosures related to Ameri's significant customers for the period ended
             March 31, 2020 on pages 255 and 258 to ensure that they are accurate. The current disclosures indicates five significant customers accounted for 59% of revenues;
             however, the specific disclosures related to the five significant customers only represent 46% of revenues; and
           Provide liquidity disclosures for the annual periods presented. The current disclosures on page 261 appear to repeat the interim disclosures. Jay Pharma Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 285

36.      Please address the following:
           Revise the disclosure on page 292 that cash flows from financing activities during the period ended March 31, 2020 were due to the sale of common stock since it appears that they were due to proceeds received from a loan; and Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany NameAMERI Holdings, Inc.
June 24, 2020
June 24, 2020 Page 8
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FirstName LastName
              Revise the disclosures on page 289 to disclose and discuss short term and long term liquidity needs, including the estimated time-frames and anticipated costs related to the clinical trials and additional research efforts that you disclose.
Exclusive Forum, page 304

37. Disclosure that Ameri's charter and bylaws do not provide for an exclusive forum appears inconsistent with Article VII, Section 7.8 of the amended and restated bylaws of Ameri filed as Exhibit 3.3 which stipulates that the Court of Chancery in the state of Delaware will be the sole and exclusive forum for any internal corporate claims, including any derivative action or proceeding. Please reconcile the disclosures. Experts, page 305

38. The current disclosure that Ameri's annual financial statements include a going concern audit opinion do not appear to be accurate based on the auditors' report provided with
         Ameri's annual financial statements. Please clarify, or revise this disclosure and the related disclosure on page 262.
Ameri Financial Statements, page F-20

39. Please provide the disclosures required by ASC 205-40-50-1 through 14, or explain how and why you determined that no disclosures are required. This comment is applicable to
         Ameri's annual and interim financial statements.

40. Refer to "Basis of Presentation" in note 2 on page F-26. It appears that the disclosures indicating certain information and note disclosures have been omitted and adjustments have been reflected are inappropriate for annual financial statements and should be revised. Please also ensure that Ameri's annual financial statements include all required disclosures.

41.      Refer to "New Standards to be Implemented" in note 2 on page F-28 and note 2 on page
         F-50. Please correct the required adoption date for ASC 842 based on the provisions of
         ASU 2019-10.
Signatures, page II-5

42. The company's principal accounting officer also must sign the registration statement.
         Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See instructions for signatures on Form S-4, and revise.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of
 Brent Kelton
AMERI Holdings, Inc.
June 24, 2020
Page 9

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                           Sincerely,
FirstName LastNameBrent Kelton
                                                           Division of
Corporation Finance
Comapany NameAMERI Holdings, Inc.
                                                           Office of
Manufacturing
June 24, 2020 Page 9
cc:       Richard A. Friedman, Esq.
FirstName LastName